SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                            FORM 11-K

      X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 1997

        TRANSITION REPORT PURSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to ___________

                    Commision file number 1-3480

                    MDU RESOURCES GROUP, INC.
              TAX DEFERRED COMPENSATION SAVINGS PLAN


                    MDU RESOURCES GROUP, INC.
                        SCHUCHART BUILDING
                      918 EAST DIVIDE AVENUE
                   BISMARCK, NORTH DAKOTA 58501



                              CONTENTS



Required Information

 Financial Statements:

   Statements of Financial Condition -- December 31,
     1997 and 1996
   Statements of Income and Changes in Participants'
     Equity -- Years ended December 31, 1997, 1996
     and 1995
   Notes to Financial Statements

   Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
   Schedule II -- Allocation of Plan Assets and
     Liabilities to Investment Programs
   Schedule III -- Allocation of Plan Income and
     Changes in Plan Equity to Investment Programs
   Schedule IV -- Item 27d - Schedule of Reportable
     Transactions

   Report of Independent Public Accountants

 Signature page

 Exhibit:

   Consent of Independent Public Accountants

                      MDU RESOURCES GROUP, INC.
               TAX DEFERRED COMPENSATION SAVINGS PLAN


                  STATEMENTS OF FINANCIAL CONDITION
                            December 31,


                                          1997                    1996
Assets:
 Investments -- (Schedule II)
   MDU Resources Group, Inc. common
     stock
     (1997 -- 2,760,054 shares,
        cost $43,632,742;
     1996 -- 2,838,640 shares,
        cost $43,045,573)             $ 87,286,708             $65,289,050
   Other                                 4,034,826               8,143,804

 Cash and cash equivalents              12,908,879               2,690,638

 Dividends and interest receivable         800,500                 789,777

                                      $105,030,913             $76,913,269


Participants' equity:
 Distributions due terminated
   participants                       $      6,271             $ 1,768,833

 Active participants' equity           105,024,642              75,144,436

                                      $105,030,913             $76,913,269

             The accompanying notes are an integral part
                        of these statements.

                       MDU RESOURCES GROUP, INC.
                TAX DEFERRED COMPENSATION SAVINGS PLAN


       STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                       Years ended December 31,

                                             1997            1996          1995
Investment income:(Schedule III)
 Dividends                            $  3,454,643   $  3,325,827   $ 3,085,049
 Interest                                   53,480         33,247        21,542
 Capital gains                             200,226         25,681        10,645
 Other                                        (890)      (108,279)      (19,297)
 Realized gain on
   distributions                         6,976,940      1,369,749     1,238,330
 Unrealized appreciation on
   investments                          19,279,470      8,518,996     4,817,153

                                        29,963,869     13,165,221     9,153,422

Contributions:
 Employers                               1,213,664      1,170,200     1,236,820
 Employees                               3,553,477      3,332,996     2,921,030
 Employee rollover                           1,104         15,179        19,784

   Total contributions                   4,768,245      4,518,375     4,177,634

Distributions to terminated
 participants                           (6,769,572)    (4,164,626)   (4,694,993)

Net transfers from Tax
 Deferred Compensation
 Savings Plan for
 Collective Bargaining
 Unit Employees                            155,102        600,455       678,285

Increase in participants'
 equity                                 28,117,644     14,119,425     9,314,348

Participants' equity at
 beginning of year                      76,913,269     62,793,844    52,611,360
Merger of Profit Sharing
 feature (Note 1)                              ---            ---       868,136
                                        76,913,269     62,793,844    53,479,496

Participants' equity at
 end of year                          $105,030,913    $76,913,269   $62,793,844


               The accompanying notes are an integral part
                          of these statements.

1.     Description of the Plan
  The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan (the Plan) was adopted on August 4, 1983, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1984. The Company and any of its direct or indirect subsidiaries who choose to participate in the Plan are the Employers.
Effective January 1, 1988 (1988 Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. Effective January 1, 1995 (1995 Effective Date), the Plan was amended to reflect the merger and transfer of eligible employees' accounts of the Anchorage Sand and Gravel Company, Inc. (AS&G) Profit Sharing/401(k) Plan into the Plan. The fiscal year of the Plan is the calendar year.
  The Board of Directors of the Company may amend or modify the Plan, and the Boards of Directors of the Employers may, at any time, terminate the Plan with respect to the respective Employer.
  The Plan is administered for the Company by a five-member committee (the Committee) appointed by the Chief Executive Officer of the Company.
  Administrative expenses of the Plan are paid by the Employers, however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings.
  The Plan contains two parts: 1) The Deferred Savings feature which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust, and 2) The ESOP feature which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the 1988 Effective Date. Unless otherwise noted, these disclosures are as of December 31, 1997.

Deferred Savings
  Any employee who is at least 18 years of age, who has completed at least one year of service with a minimum of 1,000 hours worked and who is not a collective bargaining unit employee is eligible to participate in the Plan. An eligible employee may elect to participate in the Plan as of January 1, April 1, July 1 or October 1 following completion of one year of service and by filing a written election with the Committee to have savings contributions made on the employee's behalf. A former participant or eligible employee who is reemployed shall again become eligible to become a participant on the first day of the month following the employee's return to employment as an eligible employee.
  Each participant may change their contribution percent at anytime by filing a written election with the Committee or via the toll free telephone service. The toll free telephone service was operated by Norwest Bank Minnesota, N.A. as recordkeeper and trustee (See Note 2 -- Changes to the Plan for 1998). The Plan allows contributions by participants varying from one percent through 15 percent (10 percent through December 31, 1995), in one percent increments, of eligible compensation for each pay period. In addition, the Plan accepts rollover contributions from other qualified retirement plans or an Individual Retirement Account
(IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto.
Such savings contributions on behalf of a participant are credited to the participant's Rollover Account. An election is made by each participant to allocate contributions to any or all of the seven available investment options. The investment election made must be designated in 10 percent increments of the total amount contributed by the participant to be invested in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund, a small-cap fund, an international fund or a short-term investment fund. The small-cap and international fund options were available as investment options as of March 1, 1997. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are made. Eligible compensation is defined as the employee's total compensation (not in excess of $160,000 for 1997 and not in excess of $150,000 for 1996 and 1995) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.
  A participant may authorize suspension of such participant's savings contributions to the Plan via the toll free telephone service. Such suspension of savings contributions is effective as soon as administratively feasible but not later than 30 days from the request. Suspended savings contributions may not be made up by savings contributions at a later time.
  Each participant's Employer makes a matching contribution, equal to a percentage of such participant's monthly savings contributions up to a specified percent of a participant's compensation as provided under the Plan, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.
  A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Effective March 1, 1997, participant accounts are valued on a daily basis.
  The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Internal Revenue Code of 1986 as amended (the Code) for the calendar year, as adjusted. For each participant, contributions (other than rollovers) credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.
  Generally, once each month, the Employers remit all authorized contributions made by the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1994 (See Note 2 -- Changes to the Plan for 1998). Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly in the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. The trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. The funds contributed to the equity indexed mutual fund were invested in the Vanguard Index-500 Portfolio (Vanguard Equity), which trades in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The funds contributed to the bond market indexed fund were invested in the Vanguard Total Bond Market Index Fund (Vanguard Bond), which invests in corporate bonds which attempt to match the Lehman Brothers Aggregate Bond Index. The funds contributed to the balanced fund are invested in the Dodge & Cox Balanced Fund (Dodge & Cox Balanced), which invests in well-established companies' stocks and bonds. The funds contributed to the small-cap fund are invested in the Baron Asset Fund (Small-Cap), which invests in common stock of small and medium-sized companies. The funds contributed to the international fund were invested in the EuroPacific Growth Fund (International), which invests in equity securities of issuers domiciled in Europe or the Pacific Basin, securities through depository receipts which may be denominated in various currencies or securities convertible into common stocks, straight debt securities, government securities, or nonconvertible preferred stocks. The funds contributed to the short-term investment fund (Money Market) were invested in short-term, high-quality, money market investments. Effective January 1, 1997, the Dodge & Cox Balanced replaced the Fidelity Balanced Fund (Fidelity Balanced) and the Vanguard Bond replaced the Dreyfus Bond Market Index Fund (Mellon Bond) (See Note 2 -- Changes to the Plan for
1998).
  Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.
  The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
  A participant may make withdrawals from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.
  On the 1995 Effective Date, the 401(k) feature of the AS&G Profit Sharing/401(k) Plan was merged into the Deferred Savings feature of the Plan with the Profit Sharing feature being merged into the Plan as a separate feature. On September 30, 1996, the assets of the Profit Sharing feature were liquidated and transferred to the available investment options of the Deferred Savings feature as directed by the AS&G participants.
  Participation in the Profit Sharing feature of the Plan is limited to participants who are non-bargaining employees of AS&G. On an annual basis, AS&G may contribute a discretionary amount to the non-highly compensated AS&G employees out of its current or accumulated net profit, as defined in the summary plan description.

ESOP
  Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the 1988 Effective Date or the date as of which an ESOP Account is established under the Plan, whichever is later.
  As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings, unless and to the extent the Company in its sole discretion shall make additional contributions.
  A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.
  Distributions are consistent with the Deferred Savings feature previously mentioned.
  Each participant with an ESOP Account, who has attained age 55 and who has completed at least 10 years of participation under the ESOP, the Plan or both, is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986. This form of distribution is offered to allow the participant to diversify the investment of a portion of their ESOP account.

2.  Changes to the Plan for 1998
  The recordkeeper and trustee of the Plan was changed on January 1, 1998 from Norwest Bank Minnesota, N.A. to New York Life Benefit Services, Inc. (NYLBSI) and New York Life Trust Company (NYLTC), respectively. A new trust agreement with NYLTC was entered into effective January 1, 1998.
  On January 2, 1998 four of the investment options were replaced due to the conversion to NYLBSI/NYLTC. The Vanguard Equity, Vanguard Bond, International and the Money Market Funds were replaced with the MainStay Institutional Indexed Equity Fund (MainStay Equity), MainStay Institutional Indexed Bond Fund (MainStay Bond), Templeton Foreign Fund Class I (Templeton) and New York Life Insurance Company Anchor Account (Anchor), respectively. The MainStay Equity invests in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The MainStay Bond invests in investment grade corporate and U.S. government bonds, mortgage backed securities and asset backed securities. The Templeton invests primarily in stock and debt obligations of companies and governments outside the United States. The Anchor invests in high quality fixed income securities.
  Effective in 1998, a participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lessor of $50,000 or one-half of the participant's account balance subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at the prevailing prime rate in effect at the time the loan is made, plus one percent.

3.  Summary of Significant Accounting Policies
Investment valuation -
     Investments held by the Plan are carried at market value.
Market value for Mellon Bond was determined from several independent pricing sources. Market value for the Money Market approximates cost. The Plan's other investment valuations are based on published market quotations.

Contributions --
     Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --
     Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

4.  Investments
     The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1997, 1996 and 1995 was as follows:

                           Deferred Savings                     ESOP
                  1997       1996        1995        1997        1996         1995
MDU Stock:
 Number
   of
   shares       179,393     123,334     116,987       78,710      61,030      48,350
 Market
   value     $4,200,722  $2,599,731  $2,986,213   $1,701,461  $1,283,160  $1,248,156
 Average
   cost      $2,876,791  $1,969,443  $2,361,202     $966,733    $715,030    $728,333
Cash           $856,763    $264,405    $337,286      $10,626     $16,718     $17,582

  Cash distributions made in 1996 and 1995 from the Profit Sharing feature were $612 and $105,756, respectively.
  The net changes in unrealized appreciation of Plan investments during 1997, 1996 and 1995 were as follows:

                          Deferred Savings                            ESOP
                    1997         1996        1995           1997      1996        1995
Unrealized
 appreciation
 - January 1    $16,363,392  $ 9,807,996  $5,865,526   $ 8,269,125  $6,305,525  $5,443,782
Change
 during
 the year        14,053,556    6,555,396   3,942,470     5,225,914   1,963,600     861,743

Unrealized
 appreciation
 - December 31  $30,416,948  $16,363,392  $9,807,996   $13,495,039  $8,269,125  $6,305,525

                            Profit
                           Sharing
                            1995
Unrealized
 depreciation
 - January 1             $(46,874)
Change
 during
 the year                  12,940

Unrealized
 appreciation
 - December 31           $(33,934)


Due to the transfer of assets for the Profit Sharing feature in 1996 to the Deferred Savings feature, 1997 and 1996 information is not presented for the Profit Sharing feature but has been included with the Deferred Savings feature above.


5. Federal income taxes
   The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through August 16, 1994, is qualified under Section 1.401-1 of the Income Tax Regulations. The Company intends to file subsequent plan amendments with the IRS to receive final determination. The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.
   Under current law, the amount taxable as ordinary income may be eligible for a special five-year averaging method of taxation (participants who reached age 50 before 1986 may be eligible for ten-year averaging) if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.
   Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers or paid to the participant and rolled over by the participant within 60 days to a qualifying IRA or another employer qualified plan. If a participant chooses either of these options, such participant is not taxed on the amount rolled over until the participant later receives a distribution from the IRA or the employer plan.
   The foregoing covers only the general federal income tax aspects of Plan participation and distributions.

                           SUPPLEMENTAL

                            SCHEDULES

                                   ALLOCATION OF PLAN ASSETS AND
                                 LIABILITIES TO INVESTMENT PROGRAMS
                                         December 31, 1997

                             ESOP                                         Deferred Savings                    Total
                                                Vanguard  Vanguard  Dodge & Cox           Inter-   Money     Deferred
                        MDU Stock  MDU Stock     Equity     Bond     Balanced  Small-Cap national  Market    Savings      Total
Assets:
  Investments --
    Participants             696       1,125         767        309       350      173       141       88
Number of shares/
      units              705,683   2,054,371         ---        ---     34,140   18,710       10  847,049   2,954,280    3,659,963
    Cost             $ 8,822,186 $34,810,556 $       --- $      --- $2,125,133 $804,336 $    287 $847,049 $38,587,361 $ 47,409,547

  Market value       $22,317,225 $64,969,483 $       --- $      --- $2,279,861 $907,649 $    267 $847,049 $69,004,309 $ 91,321,534

Cash and cash
  equivalents             10,507     122,890  11,065,111  1,256,913        ---      ---  453,457        1  12,898,372   12,908,879

Dividends and
  interest
  receivable             203,173     592,784         ---        ---        ---      ---      ---    4,543     597,327      800,500
                     $22,530,905 $65,685,157 $11,065,111 $1,256,913 $2,279,861 $907,649 $453,724 $851,593 $82,500,008 $105,030,913

Participants' equity:
  Distributions due
    terminated
    participants     $       --- $     5,138 $       222 $      164 $      --- $    --- $    --- $    747 $     6,271 $      6,271

  Active participants'
       equity         22,530,905  65,680,019  11,064,889  1,256,749  2,279,861  907,649  453,724  850,846  82,493,737  105,024,642
                     $22,530,905 $65,685,157 $11,065,111 $1,256,913 $2,279,861 $907,649 $453,724 $851,593 $82,500,008 $105,030,913

                            The accompanying notes are an integral part
                                         of this schedule.

                                  ALLOCATION OF PLAN ASSETS AND
                                 LIABILITIES TO INVESTMENT PROGRAMS
                                         December 31, 1996

                         ESOP                        Deferred Savings                        Total
                                                  Vanguard   Mellon    Fidelity    Money    Deferred      Profit
                      MDU Stock        MDU Stock   Equity     Bond     Balanced   Market     Savings      Sharing    Total
Assets:
  Investments --
    Participants           700        1,102         719         320         300        68
Number of
      shares/units     748,941    2,089,699     106,804         652         ---   750,577    2,947,732       ---    3,696,673
    Cost           $ 8,956,510  $34,089,046  $4,997,832  $    6,371  $      ---  $750,578  $39,843,827   $   ---  $48,800,337

  Market value     $17,225,635  $48,063,415  $7,386,852  $    6,375  $      ---  $750,577  $56,207,219   $   ---  $73,432,854

Cash and cash
  equivalents              ---           19         ---   1,249,209   1,441,409         1    2,690,638       ---    2,690,638

Dividends and
  interest
  receivable           207,830      580,134          15           1           8     1,789      581,947       ---      789,777
                   $17,433,465  $48,643,568  $7,386,867  $1,255,585  $1,441,417  $752,367  $59,479,804   $   ---  $76,913,269

Participants'
  equity:
  Distributions
    due terminated
    participants   $   481,177  $ 1,135,606  $   97,219  $   47,131  $    6,894  $    806  $ 1,287,656   $   ---  $ 1,768,833

  Active
    participants'
    equity          16,952,288   47,507,962   7,289,648   1,208,454   1,434,523   751,561   58,192,148       ---   75,144,436
                   $17,433,465  $48,643,568  $7,386,867  $1,255,585  $1,441,417  $752,367  $59,479,804   $   ---  $76,913,269

                             The accompanying notes are an integral part
                                         of this schedule.

                               ALLOCATION OF PLAN INCOME AND CHANGES
                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                    Year ended December 31, 1997


                 ESOP                                 Deferred Savings                                       Total
                                         Vanguard    Vanguard     Dodge & Cox           Inter-    Money     Deferred
               MDU Stock   MDU Stock      Equity       Bond        Balanced  Small-Cap national  Market      Savings      Total
Investment income:
  Dividends  $   815,775  $ 2,341,364  $   154,705  $   73,592  $   62,110  $    ---  $  7,097  $    ---  $ 2,638,868  $  3,454,643
  Interest           866       11,446          509         218          48       ---       ---    40,393       52,614        53,480
  Capital gains      ---          ---       70,544         ---     103,511       ---    26,171       ---      200,226       200,226
  Other               37         (193)         329           7         108         2       ---    (1,180)        (927)         (890)
  Realized gain
    (loss) on
    distri-
    butions      739,779    1,431,823    4,775,215      37,316      21,409     6,756   (35,358)      ---    6,237,161     6,976,940
  Unrealized
    appreciation
    (depreciation)
    on invest-
    ments      5,225,914   16,184,557   (2,389,019)         (3)    154,728   103,313       (20)      ---   14,053,556    19,279,470
               6,782,371   19,968,997    2,612,283     111,130     341,914   110,071    (2,110)   39,213   23,181,498    29,963,869
Contributions:
  Employers --
    MDU              ---      670,480          ---         ---         ---       ---       ---       ---      670,480       670,480
    Williston
      Basin          ---      218,362          ---         ---         ---       ---       ---       ---      218,362       218,362
    Knife River      ---      324,822          ---         ---         ---       ---       ---       ---      324,822       324,822
                     ---    1,213,664          ---         ---         ---       ---       ---       ---    1,213,664     1,213,664
  Employees --
    MDU              ---      959,057      682,656      78,641     182,436    66,127    66,775    15,606    2,051,298     2,051,298
    Williston Basin  ---      274,374      225,684      27,707      60,831    21,744    17,609     7,898      635,847       635,847
    Knife River      ---      332,457      339,315      50,247      87,863     6,042     4,081    46,327      866,332       866,332
                     ---    1,565,888    1,247,655     156,595     331,130    93,913    88,465    69,831    3,553,477     3,553,477
  Employee rollover --
    MDU              ---          ---          ---         ---         ---       ---       ---       ---          ---           ---
    Williston Basin  ---          ---          ---         ---         ---       ---       ---       ---          ---           ---
    Knife River      ---          552          ---         ---         221       110       221       ---        1,104         1,104
                     ---          552          ---         ---         221       110       221       ---        1,104         1,104

                     ---    2,780,104    1,247,655     156,595     331,351    94,023    88,686    69,831    4,768,245     4,768,245


Distributions to
  terminated
  partici-
  pants       (1,712,087)  (4,265,456)    (441,830)   (135,612)    (91,652)   (5,574)   (6,567) (110,794)  (5,057,485)   (6,769,572)

Transfers of
  participants'
  equity:
  Fund to Fund       ---   (1,503,786)     195,761    (127,807)    256,034   705,796   373,035   100,967          ---           ---
  Plan to Plan    27,156       61,730       64,375      (2,978)        797     3,333       680         9      127,946       155,102
                  27,156   (1,442,056)     260,136    (130,785)    256,831   709,129   373,715   100,976      127,946       155,102

Increase in
  participants'
  equity       5,097,440   17,041,589    3,678,244       1,328     838,444   907,649   453,724    99,226   23,020,204    28,117,644

Participants'
  equity at
  beginning of
  year        17,433,465   48,643,568    7,386,867   1,255,585   1,441,417       ---       ---   752,367   59,479,804    76,913,269

Participants'
  equity at
  end of
  year       $22,530,905  $65,685,157  $11,065,111  $1,256,913  $2,279,861  $907,649  $453,724  $851,593  $82,500,008  $105,030,913

                            The accompanying notes are an integral part
                                         of this schedule.

                               ALLOCATION OF PLAN INCOME AND CHANGES
                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                    Year ended December 31, 1996

                     ESOP                          Deferred Savings                           Total
                                              Vanguard     Mellon   Fidelity      Money     Deferred    Profit
                  MDU Stock     MDU Stock      Equity       Bond    Balanced      Market    Savings     Sharing    Total

Investment income:
  Dividends      $   832,432  $ 2,240,465  $  127,247  $   68,953  $   52,482  $    ---  $ 2,489,147   $ 4,248  $ 3,325,827
  Interest                 4        3,911         560         386         211    16,229       21,297    11,946       33,247
  Capital gains          ---          ---      25,681         ---         ---       ---       25,681       ---       25,681
  Other                  ---          ---         ---         ---         ---      (760)        (760) (107,519)    (108,279)
  Realized gain on
    distributions    572,641      648,125         214      31,722     103,641       ---      783,702    13,406    1,369,749
Unrealized
  appreciation
  (depreciation)
  on investments   1,963,600    5,559,439   1,105,398     (69,959)    (39,482)      ---    6,555,396       ---    8,518,996
                   3,368,677    8,451,940   1,259,100      31,102     116,852    15,469    9,874,463   (77,919)  13,165,221
Contributions:
  Employers--
    MDU                  ---      695,789         ---         ---         ---       ---      695,789       ---      695,789
    Williston Basin      ---      199,352         ---         ---         ---       ---      199,352       ---      199,352
    Knife River          ---      275,059         ---         ---         ---       ---      275,059       ---      275,059
                         ---    1,170,200         ---         ---         ---       ---    1,170,200       ---    1,170,200
  Employees--
    MDU                  ---    1,096,580     674,281      90,944     200,526    18,738    2,081,069       ---    2,081,069
    Williston Basin      ---      310,752     161,998      32,790      44,514     3,183      553,237       ---      553,237
    Knife River          ---      284,305     254,419      44,331      88,674    26,961      698,690       ---      698,690
                         ---    1,691,637   1,090,698     168,065     333,714    48,882    3,332,996       ---    3,332,996
  Employee rollover
    MDU                  ---          536       2,073         ---         ---       ---        2,609       ---        2,609
    Williston Basin      ---          ---         ---         ---         ---       ---          ---       ---          ---
    Knife River          ---          ---       5,028       3,771       3,771       ---       12,570       ---       12,570
                         ---          536       7,101       3,771       3,771       ---       15,179       ---       15,179

                         ---    2,862,373   1,097,799     171,836     337,485    48,882    4,518,375       ---    4,518,375

Distributions to
  terminated
  participants    (1,299,878)  (2,642,325)   (151,907)    (50,023)    (14,099)   (5,782)  (2,864,136)     (612)  (4,164,626)

Transfers of
  participants'
  equity:
  Fund to Fund           ---      (35,978)    252,031      (5,528)    209,527   447,291      867,343  (867,343)         ---
  Plan to Plan       286,464      214,882      97,313       1,796         ---       ---      313,991       ---      600,455
                     286,464      178,904     349,344      (3,732)    209,527   447,291    1,181,334  (867,343)     600,455

Increase (decrease)
  in participants'
  equity           2,355,263    8,850,892   2,554,336     149,183     649,765   505,860   12,710,036  (945,874)  14,119,425

Participants'
  equity
  at beginning
  of year         15,078,202   39,792,676   4,832,531   1,106,402     791,652   246,507   46,769,768   945,874   62,793,844

Participants'
  equity
  at end
  of year        $17,433,465  $48,643,568  $7,386,867  $1,255,585  $1,441,417  $752,367  $59,479,804  $    ---  $76,913,269

                            The accompanying notes are an integral part
                                         of this schedule.

                               ALLOCATION OF PLAN INCOME AND CHANGES
                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                    Year ended December 31, 1995

                       ESOP                            Deferred Savings                  Total
                                              Vanguard     Mellon   Fidelity   Money    Deferred     Profit
                    MDU Stock   MDU Stock      Equity       Bond    Balanced   Market    Savings     Sharing      Total

Investment income:
  Dividends      $   811,566  $ 2,071,881  $   94,903  $   56,651  $ 25,695  $    ---  $ 2,249,130  $ 24,353  $ 3,085,049
  Interest                42        5,075         959         330       862    11,566       18,792     2,708       21,542
  Capital gains          ---          ---      10,645         ---       ---       ---       10,645       ---       10,645
  Other                  ---        4,864       1,162         ---       809      (292)       6,543   (25,840)     (19,297)
  Realized gain (loss)
    on distributions 525,653      641,926         977         (82)      523       ---      643,344    69,333    1,238,330
  Unrealized
    appreciation
    on investments   861,743    2,707,985   1,086,893      99,432    48,160       ---    3,942,470    12,940    4,817,153
                   2,199,004    5,431,731   1,195,539     156,331    76,049    11,274    6,870,924    83,494    9,153,422
Contributions:
  Employers--
    MDU                  ---      738,820         ---         ---       ---       ---      738,820       ---      738,820
    Williston Basin      ---      183,574         ---         ---       ---       ---      183,574       ---      183,574
    Knife River          ---      214,426         ---         ---       ---       ---      214,426   100,000      314,426
                         ---    1,136,820         ---         ---       ---       ---    1,136,820   100,000    1,236,820
  Employees--
    MDU                  ---    1,151,433     491,880      95,396   191,473    21,074    1,951,256       ---    1,951,256
    Williston Basin      ---      287,190     112,832      28,823    40,012     2,748      471,605       ---      471,605
    Knife River          ---      238,396     127,147      34,792    65,950    31,884      498,169       ---      498,169
                         ---    1,677,019     731,859     159,011   297,435    55,706    2,921,030       ---    2,921,030
  Employee rollover--
    MDU                  ---       17,660         ---         ---       ---     1,742       19,402       ---       19,402
    Williston Basin      ---          ---         ---         ---       ---       ---          ---       ---          ---
    Knife River          ---          344          38         ---       ---       ---          382       ---          382
                         ---       18,004          38         ---       ---     1,742       19,784       ---       19,784

                         ---    2,831,843     731,897     159,011   297,435    57,448    4,077,634   100,000    4,177,634

Distributions to
  terminated
  participants    (1,265,738)  (3,172,483)    (94,019)    (29,841)  (17,489)   (9,667)  (3,323,499) (105,756)  (4,694,993)

Transfer of
  participants'
  equity:
  Fund to Fund           ---        4,803      24,383      11,857     9,225   (50,268)         ---       ---          ---
  Plan to Plan        59,204      134,919     140,410      29,223   143,342   171,187      619,081       ---      678,285
                      59,204      139,722     164,793      41,080   152,567   120,919      619,081       ---      678,285

Increase
  in participants'
  equity             992,470    5,230,813   1,998,210     326,581   508,562   179,974    8,244,140    77,738    9,314,348

Participants'
  equity
  at beginning
  of year         14,085,732   34,561,863   2,834,321     779,821   283,090    66,533   38,525,628   868,136   53,479,496

Participants'
  equity
  at end
  of year        $15,078,202  $39,792,676  $4,832,531  $1,106,402  $791,652  $246,507  $46,769,768  $945,874  $62,793,844

                            The accompanying notes are an integral part
                                         of this schedule.

                           ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      As of DECEMBER 31, 1997


Series of Transactions within the Plan Year in Aggregate Involving more than Five Percent:
                                                           Purchases       Sales/Redemptions      Gain on
       Fund             Description                     Number   Amount      Number   Amount    Transactions
ESOP
  MDU Stock       No reportable transactions
DEFERRED SAVINGS
  MDU Stock       Norwest Short-term Investment Fund     160    $6,409,074    175   $6,022,426          ---
                  MDU Resources Group, Inc.
                    Common Stock                          29    $4,628,537      9     $353,128     $112,942
  Vanguard Equity Vanguard Index - 500 Portfolio          94    $2,117,131     57  $11,889,917   $4,775,215
  Vanguard Bond   No reportable transactions
  Dodge & Cox
    Balanced      No reportable transactions
  Small-Cap       No reportable transactions
  International   No reportable transactions
  Money Market    No reportable transactions


Single Security Transaction within the Plan Year Involving more than Five Percent:
                                                                              Current Value
                                            Purchase   Selling      Cost of    of asset on        Gain on
     Fund                 Description         Price     Price        Asset   Transaction Date  Transactions
Vanguard Equity   Vanguard Index -
                    500 Portfolio              ---   $11,065,109  $6,608,660   $11,065,109      $4,456,449

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1997 and 1996, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1997 and 1996 and the results of its operations and the changes in participants' equity for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          /s/ ARTHUR ANDERSEN LLP
                                          ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
March 18, 1998


                             SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 MDU Resources Group, Inc.
                                 Tax Deferred Compensation
                                 Savings Plan



Date: March 27, 1998             By  /s/ Douglas C. Kane
                                     Douglas C. Kane (Chairman)